UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

Abengoa, S.A.

(incorporated with limited liability in The Kingdom of Spain)

In relation with significant event number 221095 of 7 April 2015, Abengoa, S.A. (“Abengoa” or the “Company”) announces the results of the offer with the aim of partial cancellation of its €400,000,000 6.25 per cent. Senior Unsecured Convertible Notes due 2019 (the “Notes”) by inviting holders of the Notes (the “Noteholders”) to elect to exercise their conversion rights pursuant to the terms and conditions of the Notes to convert their Notes into new fully paid class B shares of Abengoa (the “Class B Shares”) (the “Auction”). The Auction was not open to Noteholders in the United States or U.S. persons as defined in Regulation S under the U.S. Securities Act of 1933 (“Regulation S”).

The Auction offer period ended at 16:00 CET today.

The Company, in accordance with the terms and conditions of the Auction contained in the Invitation Memorandum dated 7 April 2015, has decided to accept applications for conversion from Noteholders corresponding to a total principal amount of €238.3 million (representing 59.6% of the total principal amount of Notes outstanding), above the initial amount of 200 million to address Noteholders’ interest.

Pursuant to the terms and conditions of the Auction, and taking into account the applications for conversion accepted by the Company, the total number of Class B Shares to be issued is expected to be 79,966,441 (subject to any further adjustments to be made as per the terms and conditions of the Notes), representing approximately 10.6% of the Class B Shares. The cash amount that Abengoa will pay to Noteholders, whose application for conversion has been accepted by the Company, will be known after completion of the accelerated bookbuilding process of Class B Shares to be carried out by the dealer managers of the Auction on behalf of Noteholders outside of the United States in accordance with Regulation S (the “Equity Placing”). If the Equity Placing does not complete, the Auction will terminate in all respects and, as a result, the Notes will not be cancelled and the Class B Shares underlying such Notes will not be issued pursuant to the Auction.

Inversión Corporativa IC, S.A. has entered into stock lending arrangements with the dealer managers to make available up to 20 million Class B Shares in order to enable the dealer managers to effect the Equity Placing on behalf of the Noteholders.

Madrid, 8 April 2015

Any securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration. There is no intention to register any securities referred to herein in the United States or to make any public offer of securities in the United States.

This announcement is for information purposes only and does not constitute or form part of, and should not be construed as an offer or an invitation to sell, or issue or the solicitation of any offer to buy or subscribe for, any securities or marketing or sales activity for such securities in any relevant jurisdiction. The distribution of this document in certain jurisdictions may be restricted by law. Any persons reading this document should inform themselves of and observe any such restrictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: April 8, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary